FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant's name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter filed by Banco de Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance, Central Bank of Chile and local Stock Exchanges, informing the ending of the Bank’s capital increase process agreed on the Bank’s Extraordinary Shareholders Meeting held on January 20, 2011.

Santiago, July 25, 2011.

Mr. Carlos Budnevich Le-Fort

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

During the Extraordinary Shareholders Meeting of Banco de Chile, held on January 20, 2011, the minutes of which were recorded in a public deed drawn up at the office of the Public Notary Mr, Andres Rubio Flores and, dated January 27, 2011, it was agreed to increase the Bank's capital in the amount of $ 240,000,000,000 by means of the issuance of 3,385,049,365 cash shares, without par value, Serie “Banco de Chile-S”. The Superintendency of Banks and Financial Institutions approved the increase of the Bank’s Capital and the reform of the bylaws by means of Resolution N° 60 dated February 7, 2011, which was published in the Official Gazette on February 10, 2011 and registered in document 8,136, N°6,092 of the Registrar of Commerce of the Santiago Public Registrant, year 2011.

On that respect, I inform you that on July 19, 2011, the remaining 131,270,854 shares were sold in a public auction in the local market (“Bolsa de Comercio de Santiago”), at a price of $ 68.25 per share, ending therefore the mentioned Bank’s capital increase process by placing the total of the new 3,385,049,365 cash shares, equivalent to 3.9% of the total amount of shares in which the Bank’s capital is divided, in a total amount of $ 210,114,823,665.

As a consequence of the conclusion of the Bank’s capital increase process, the subscribed and paid capital of Banco de Chile ascends to 1,436,083,470,917, paid in as follows: (i) With the amount of $ 41,158,752,106,297, divided into 82,551,699,423 nominative shares which correspond to the subscribed and paid capital of Banco de Chile as to December 31, 2010; (ii) With the amount of $ 67,216,540,955, which corresponds to the issuance of 1,005,766,185 fully paid-in shares, of no par value, as agreed on in the Extraordinary Shareholders Meeting of the Bank held on March 17, 2011; and (iii) With the amount of $ 210,114,823,665, which corresponds to the issuance of 3,385,049,365 cash shares, of no par value, as agreed on in the Extraordinary Shareholders Meeting of the Bank mentioned on the first paragraph of this letter.

Finally, I inform you that pursuant the agreement adopted in the Shareholders Meeting held on January 20, 2011, this Bank Institution will proceed with the compliance of all legal requirements with the purpose of stating for the records the amount effectively subscribed and paid of the Bank’s capital as on to this date, which shall be informed on time to you.

Sincerly,

Arturo Tagle Quiroz

                                           Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2011

Banco de Chile

/s/ Arturo Tagle Q.

By: Arturo Tagle Q.

       CEO